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                            March 30, 2023

       Elizabeth Gonzalez-Sussman
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, New York 10019

                                                        Re: Primo Water Corp
/CN/
                                                            PRRN14A filed March
29, 2023
                                                            Filed by Legion
Partners Holdings, LLC, et al.
                                                            SEC File No.
1-31410

       Dear Elizabeth Gonzalez-Sussman:

              We have reviewed your filing and have the following comment. Please respond by providing the requested information in a revised preliminary proxy statement. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       PRRN14A filed March 29, 2023

       General

   1. We note the revised disclosure in the Letter to Shareowners and in various places in the proxy statement
that you have filed an application in a court in Ontario seeking a declaration that, among
other things, the Excluded Nominees were validly nominated.
                                                        You have asked the
court and the TSX to intervene to require the Company to re-issue its proxy materials to
include all of your nominees, including the Excluded Nominees. Since your revised proxy
materials and proxy card also currently do not include the Excluded
                                                        Nominees, explain in
the proxy statement what will occur with respect to proxies you receive that do not
include the Excluded Nominees and to note whether you will also disseminate new
materials and a new card that includes them.
 Elizabeth Gonzalez-Sussman
Olshan Frome Wolosky LLP
March 30, 2023
Page 2

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameElizabeth Gonzalez-Sussman                 Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                             Division of
Corporation Finance
March 30, 2023 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName